Filed Pursuant to Rule 424(b)(5)

Registration No. 333-203637

Amendment No. 1 to Prospectus Supplement dated July 29, 2016

To Prospectus Supplement dated April 1, 2016

(to Prospectus dated April 24, 2015)

2,500,000 Shares of Series A Convertible Preferred Stock

This Amendment No.1 to Prospectus Supplement, or this amendment, amends our prospectus supplement dated April 1, 2016, or the prospectus supplement.  This amendment should be read in conjunction with the prospectus supplement and the prospectus dated April 24, 2015, each of which are to be delivered with this amendment.  This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.

Our business and an investment in our shares of common stock involve a high degree of risk. See “Risk Factors” beginning on page S-11 of the prospectus supplement, on page 5 of the accompanying base prospectus and the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this amendment, the prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

On June 30, 2016, we filed Amendment No. 1 to the Certificate of Designations of our Series A Convertible Preferred Stock with the Secretary of State of the State of Delaware. On July 25, 2016, we filed Amendment No. 2 to the Certificate of Designations of our Series A Convertible Preferred Stock with the Secretary of State of the State of Delaware. All references to “Preferred Stock” in the prospectus supplement are hereby replaced with “Series A Preferred Stock.” We are amending the second and third paragraphs of the cover of the prospectus supplement to reflect changes made to the Series A Convertible Preferred Stock as follows:

For a period of twelve (12) months after the issuance date of the Series A Preferred Stock (the “Maturity Date”), the holders shall have the right, at any time, to convert some or all of their outstanding Series A Preferred Stock into shares of our common stock at a price equal to $0.40 per share. The holders of the Series Preferred Stock shall be entitled to receive a cumulative dividend on the Series A Preferred Stock at a rate of 25% per annum, which dividend amount shall be guaranteed. Accrued and unpaid dividends shall be payable, at the Company’s option, in cash, shares of common stock, or additional shares of Series A Preferred Stock.

In addition, beginning on August 1, 2016, the Company shall redeem one-fourteenth (1/14th) of the outstanding amount of Series A Preferred Stock and any accrued but unpaid dividends on a bi-weekly basis (the “Installment Redemption Payment”), at the option of the Company, in cash at a price equal to 110% of the stated value of the Series A Preferred Stock plus all accrued and unpaid dividends, or, subject to certain equity conditions, in common stock at a price equal to the lesser of (a) $0.40 or (b) 80% of the lowest volume weighted average price of the common stock in the ten (10) consecutive trading days ending on the trading day that is immediately prior to the date of the Installment Redemption Payment (the "Installment Conversion Price"), except that accrued and unpaid dividends shall be paid in cash; provided that, the Installment Conversion Price shall not be below $0.235. During the period commencing on August 1, 2016 and ending on November 1, 2016, the holders shall be limited to trading the greater of: (i) 27.5% of the average daily trading volume of the Company’s common stock per trading day in the aggregate, pro rata based on the percentage of Series A Preferred Stock initially purchased by each holder; and (ii) $25,000 per trading day in the aggregate, pro rata based on the percentage of Series A Preferred Stock initially purchased by each holder.

Additionally, we are amending the description of our Series A Convertible Preferred Stock in the prospectus supplement section titled “Description of Securities” as follows:

Series A Convertible Preferred Stock

The following is a summary of the material terms of the Series A Preferred Stock. This summary is not complete. The following summary of the terms and provisions of the Series A Preferred Stock is qualified in its entirety by reference to the Certificate of Designations, as amended, setting forth the terms of the Preferred Stock (the “Series A Certificate of Designations”) and our certificate of incorporation.

Ranking

The Series A Preferred Stock will rank with respect to dividend rights and/or rights upon distributions, liquidation, dissolution or winding up of the Company senior to all of our common stock and other classes of capital stock, other than the Company’s Series B Convertible Preferred Stock, par value, $0.0001 per share, which it will rank pari passu with.

Liquidation Preference of Series A Preferred Stock

Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, before the payment of any amount to the holder of shares of junior stock, the holders of Series A Preferred Stock are entitled to receive in cash an amount equal to the greater of (i) the stated value of the Series A Preferred Stock or (ii) the amount the holder of Series A Preferred Stock would receive if such holder converted the Series A Preferred Stock into common stock immediately prior to the date of the liquidation event, including accrued and unpaid dividends.

Dividends on Series A Preferred Stock

Holders of Series A Preferred Stock shall be entitled to receive from the first date of issuance of the Series A Preferred Stock until the date that is twelve (12) months from the issuance date cumulative dividends at a rate of 25% per annum on a compounded basis, which dividend amount shall be guaranteed.  Accrued and unpaid dividends shall be payable, at the Company’s option, in cash, shares of common stock, or additional shares of Series A Preferred Stock.

Redemption of Series A Preferred Stock

Upon the occurrence of certain triggering events (including the Series A Preferred Stock or common stock underlying the Series A Preferred Stock is not freely tradeable without restriction; the failure of the common stock to be listed on the NASDAQ Capital Market or other national securities exchange; and bankruptcy, insolvency, reorganization or liquidation proceedings instituted against the Company shall not be dismissed in thirty (30) days or the voluntary commencement of such proceedings by the Company), the holder of Series A Preferred Stock shall have the right to require the Company, by written notice, to redeem all or any of the shares of Series A Preferred Stock in cash at a price equal to the greater of (i) 110% of the conversion amount to be redeemed and (ii) the product of (a) the conversion amount divided by $0.40 multiplied by (b) 110% of the greatest closing sale price of the common stock on any trading day during the period commencing on the date immediately preceding such triggering event and ending on the date the Company makes the entire redemption payment to the holder of Series A Preferred Stock. In the event that the Company elects to pay the redemption price in shares of common stock, the Company shall issue the shares of common stock at a conversion price equal to 75% of the lowest volume weighted average price in the fifteen (15) consecutive trading days ending on the trading day that is immediately prior to the triggering event redemption notice.

Upon the occurrence of a change in control of the Company, a holder of Series A Preferred Stock shall have the right to require the Company to redeem all or any portion of the Series A Preferred Stock in cash at a price equal to 110% of the stated value of the Series A Preferred Stock. In addition, so long as certain equity conditions do not exist (including the Company shall have timely delivered any common stock upon the conversion of the Series A Preferred Stock), then the Company shall have the right to redeem all, but not less than all, of the Series A Preferred Stock outstanding in cash at a price equal to the sum of (i) 110% of the stated value of the Series A Preferred Stock and (ii) all accrued and unpaid dividends thereon.

Furthermore, beginning on August 1, 2016, the Company shall redeem one-fourteenth (1/14th) of the outstanding amount of Series A Preferred Stock and any accrued but unpaid dividends on a bi-weekly basis (the “Series A Installment Redemption Payment”).  The Series A Installment Redemption Payment shall be payable, at the option of the Company, in cash at a price equal to 110% of the stated value of the Series A Preferred Stock plus all accrued and unpaid dividends, or, subject to certain equity conditions, in common stock at a price equal to the lesser of (a) $0.40 or (b) 80% of the lowest volume weighted average price of the common stock in the ten (10) consecutive trading days ending on the trading day that is immediately prior to the date of the Series A Installment Redemption Payment (the “Series A Installment Conversion Price”), except that accrued and unpaid dividends shall be paid in cash; and provided that the Series A Installment Conversion Price shall not be below $0.235. During the period commencing on August 1, 2016 and ending on November 1, 2016, the holders shall be limited to trading the greater of: (i) 27.5% of the average daily trading volume of the Common Stock per trading day in the aggregate, pro rata based on the percentage of Series A Preferred Stock initially purchased by each holder; and (ii) $25,000 per trading day in the aggregate, pro rata based on the percentage of Series A Preferred Stock initially purchased by each holder.

Notwithstanding anything to the contrary, until the Company pays off certain senior debt it is not required to pay any amounts under the Series A Certificate of Designations in cash.

Conversion Rights of Series A Preferred Stock

A holder of Series A Preferred Stock shall have the right to convert the Series A Preferred Stock, in whole or in part, upon written notice to the Company at a conversion price equal to $0.40, which shall be subject to adjustment for any share dividend, share split, share combination, reclassification or similar transaction.

Mandatory Conversion Upon Qualified Offering

Effective on the closing of either (i) a firm commitment underwritten public offering, or (ii) a private offering with registration rights granted to investors, of equity or debt securities of the Company for a minimum aggregate purchase price of $6,000,000 (the “Series A Qualified Offering”), each holder of shares of Series A Preferred Stock shall convert a minimum of at least two-thirds (2/3) and up to 100% of its outstanding shares of Series A Preferred Stock into the Series A Qualified Offering at the price of such securities issued in the Series A Qualified Offering.

Fundamental Transactions

The Company shall use its commercially reasonable efforts to not enter into a “fundamental transaction” unless the successor entity assumes in writing the obligations of the Company under the Series Certificate of Designations and the successor entity (including its parent entity) is a publicly traded company whose shares of common stock are quoted or listed on an eligible national securities exchange. Upon a change of control of the Company, a holder of Series A Preferred Stock shall have the right to require the Company to redeem all or any portion of the Series A Preferred Stock at the applicable premium redemption price. A fundamental transaction is a transaction in which (i) the Company, directly or indirectly, in one or more related transactions, (a) consolidates or merges with or into any other entity (except where the Company is the surviving entity), (b) sells, leases, licenses, assigns, transfers, conveys or otherwise disposes of all or substantially all of its properties or assets to any other entity, (c) allows any other entity to make a purchase, tender or exchange offer that is accepted by such holders of more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the entity making or party to, or associated or affiliated with the entity making or party to, such purchase, tender or exchange offer), or (d) consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other entity whereby such other entity acquires more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the other entity making or party to, or associated or affiliated with the other entity making or party to, such stock or share purchase agreement or other business combination), or (e) reorganizes, recapitalizes or reclassifies the common stock (which shall not include a reverse stock split), or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of the Company.

Voting Rights

Except with respect to certain material changes in the terms of the Series A Preferred Stock and certain other matters, and except as may be required by Delaware law, holders of Series A Preferred Stock shall have no voting rights. The approval of a majority of the holders of the Series A Preferred Stock is required to amend the Series A Certificate of Designations.

The date of this Amendment No. 1 to Prospectus Supplement is July 29, 2016